June 7, 2010

VIA EDGAR AND HAND DELIVERY

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Re:	Avis Budget Group, Inc.
Form 10-K for the year ended December 31, 2009
File No. 001-10308

Dear Mr. Humphrey:

We transmit, herewith for the Staff’s consideration, our responses to the comments raised in the Staff’s letter dated May 21, 2010 and the oral comment issued by Dana Brown of the Division of Corporation Finance on June 4, 2010. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments as set forth in your letter and set forth our response to each comment immediately below such comment. We have also included as Comment No. 6 the oral comment referred to above.

We have also discussed the responses contained herein with our audit engagement partner, Robert Morris of Deloitte & Touche LLP, who has informed us that he and Deloitte are in agreement with our responses. We are available at your convenience to discuss these matters with you.

Form 10-K for the Year Ended December 31, 2009

Item 1A. Risk Factors, page 18

1.	We note your statement on page 18 that “[h]owever, the risks and uncertainties our Company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

RESPONSE

We confirm that, in future filings, we will remove the following language: “However, the risks and uncertainties our Company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.”

Management’s Discussion and Analysis

Year Ended December 31, 2009 v. Year Ended December 31, 2008, page 41

2.	As you have adjusted a commonly used measure (EBITDA) away from the standard definition by additionally adjusting for impairment, please revise your nomenclature to use the term

“adjusted EBITDA” to highlight the difference between the term as defined by the acronym and your use.

RESPONSE

We agree to revise in future filings the term “EBITDA” to the term “Adjusted EBITDA”. The 2009 Form 10-K (page 40) currently defines the Company’s “EBITDA” as “income from continuing operations before non-vehicle related depreciation and amortization, any impairment charge, non-vehicle related interest and income taxes.” Given that the Company’s current disclosed EBITDA definition indicates the exclusion of impairment charges from the presentation of EBITDA, the Company intends to apply this change prospectively.

3.	We note the significant decline in “program vehicles” relative to “risk cars” in recent fiscal years. It appears that the percentage of “program vehicles” has declined almost 50 percent since fiscal 2005. If our understanding is correct, please explain exactly how, and the extent to which, your profitability has been impacted as a result of this trend.

RESPONSE

Between 2000 and 2005 in the United States, we considered the per-unit per-month cost of cars subject to manufacturer repurchase or guaranteed depreciation programs (“program cars”) to be generally comparable to the cost of cars not subject to such programs (“risk cars”). Since the costs were comparable and program cars, by definition, entailed less exposure to residual-value risk, we chose to have the vast majority of our fleet (typically more than 95%) be comprised of program cars.

Beginning with model year 2006 vehicle purchases, automobile manufacturers significantly increased the per-unit per-month costs associated with program cars and/or increased the per-unit per-month costs associated with program cars relative to risk cars. In order to mitigate the effect of these cost increases, we decreased the percentage of program cars and increased the percentage of risk cars in our fleet. We also took other actions, including adjusting our vehicle manufacturer mix, holding many cars for longer periods of time, reducing the optional features (e.g., sunroofs) on the vehicles we purchased, and adjusting the mix of vehicle types (e.g., compact cars vs. sport utility vehicles) we purchased. In addition, various manufacturers increased prices to varying degrees each year. Each of these actions impacted our fleet costs, and it is difficult to separate the impact on our results of any one of these actions, by us and by the vehicle manufacturers, in a given time period.

While the aggregate amount of “vehicle depreciation and lease charges, net” is available on the face of our Statement of Operations, we have regularly supplemented such information with disclosures in our Form 10-K to allow investors to understand the program/risk composition of our fleet as well as the changes in our per-unit fleet costs:

2007 Form 10-K

For 2007 and 2006, approximately 75% and 88%, respectively, of the rental cars purchased for our domestic car fleet were subject to agreements requiring automobile manufacturers to repurchase them or guarantee our rate of depreciation during a specified period of time. (page 11)

. . . was offset in EBITDA by $125 million (11%) of increased fleet depreciation and lease charges primarily resulting from increased per unit fleet costs in 2007 and a 4% increase in average fleet size. (page 41)

2008 Form 10-K

For 2008 and 2007, approximately 58% and 73%, respectively, of the rental cars in our domestic car fleet were subject to agreements requiring automobile manufacturers to repurchase them or guarantee our rate of depreciation during a specified period of time. (page 11)

. . . an 11% increase in per-unit fleet costs, . . . (page 41)

2009 Form 10-K

For 2009 and 2008, approximately 55% and 58%, respectively, of the rental cars purchased for our domestic car fleet were subject to agreements requiring automobile manufacturers to repurchase them or guarantee our rate of depreciation during a specified period of time. (page 11)

. . . a 5% increase in per-unit fleet costs. (page 42)

The future percentages of program and risk vehicles in our fleet will be dependent on the availability and attractiveness of manufacturers’ repurchase and guaranteed depreciation programs. (page 11)

We generally seek to control our fleet costs while maintaining purchase relationships with most major manufacturers each year. Furthermore, the prices we charge our car rental customers may change to reflect changes in the cost of vehicles, since fleet expenses represent a significant portion of our overall cost structure. Because our decision to increase the risk-car component of our fleet was one of many actions that impacted our per-unit fleet costs, and because changes in vehicle costs can also impact pricing, it is extremely difficult to isolate the extent to which our profitability has been impacted as a result of the trend to reduce the percentage of program cars in our fleet.

Furthermore, while there are many inter-related issues that give rise to our fleet costs, per-unit fleet costs are a measure that effectively captures the combined effect on profitability of many of these various issues. As a result, our intent is to continue to disclose the year-over-year change in our Domestic Car Rental per-unit fleet costs as well as provide the break-down of our vehicle purchases between program cars and risk cars.

Financial Statements

Note 18. Debt Under Vehicle Programs and Borrowing Arrangements, page F-32

4.	We note, from page F-17, that you adopted ASU No. 2009-17 on January 1, 2010 and that it did not have a significant impact on your financial statements. Please discuss, supplementally and in detail, whether or how it changed any of your conclusions with respect to Avis Budget Rental Car Funding LLC. Support your conclusions regarding whether or not it constitutes a VIE, both currently and on an ongoing basis. Finally, we note the table of contractual maturities on page 48. Please tell us the contractual maturities of the debt due to Avis Budget Rental Car Funding.

RESPONSE

As supplemental background, the Company respectfully refers the Staff to our letter to you dated April 20, 2007 in which we discussed our accounting analysis with respect to a question raised by the Staff as to how we arrived at the conclusion that the operations of Avis Budget Rental Car Funding (AESOP) LLC (“Avis Budget Rental Car Funding”) should not be consolidated pursuant to ASC 810 (previously FIN 46R) prior to the adoption of ASU No. 2009-17. Some of the significant conclusions reached pursuant to that analysis remain relevant and consistent. In particular, as the guidance within ASC 810, as amended by ASU No. 2009-17, did not significantly change the evaluation of whether an interest is a variable interest, the substance of the consolidation analysis has not significantly changed.

The business activities of Avis Budget Rental Car Funding are limited to issuing debt and using the proceeds to make loans to AESOP Leasing L.P. (“AESOP Leasing”), for the purpose of acquiring or financing the acquisition of vehicles by AESOP Leasing to be leased to the Company’s rental car subsidiaries, and the pledging of its assets (i.e., the loans to AESOP Leasing) to secure the indebtedness. The indebtedness from AESOP Leasing is evidenced by loan agreements between Avis Budget Rental Car Funding and AESOP Leasing. The equity capital of Avis Budget Rental Car Funding is provided by the Company, and essentially all costs of financing and risks of ownership related to the vehicles are borne by the Company.

The following diagram reflects the structure of Avis Budget Rental Car Funding and AESOP Leasing:

As additional background, the Company consolidates its wholly-owned subsidiary, AESOP Leasing. As a result, AESOP Leasing’s obligation to Avis Budget Rental Car Funding is reflected as related party debt on the Company’s Consolidated Balance Sheets. Moreover, the vehicles purchased by AESOP Leasing remain on the Company’s Consolidated Balance Sheets, and collateralize the debt issued by Avis Budget Rental Car Funding, and are not available to pay the obligations of the Company. As a result of the adoption of ASC 810 (previously FIN 46R), the Company deconsolidated Avis Budget Rental Car Funding, a bankruptcy remote special purpose limited liability company, as the Company was not deemed to be the primary beneficiary for the following reasons:

•	The Company determined that none of the scope exceptions were applicable when evaluating its interest in Avis Budget Rental Car Funding.

•

The Company consolidates AESOP Leasing, which includes the debt due to Avis Budget Rental Car Funding and interest expense on such debt, which in turn reflects the interest expense on the third-party debt issued by Avis Budget Rental Car Funding. Moreover,

Avis Budget Rental Car Funding in turn finances AESOP Leasing by issuing private placement notes to third parties under indenture supplements both with bank conduits and in the capital markets. A portion of these notes are issued with third party guaranties that afford further protection in the structure. The guaranties provide for the current payments of interest and the ultimate payment of principal to the note holders. As a result, in accordance with ASC 810-10-15-14(b)(2), the Company is not exposed to a portion of the expected losses nor the expected residual returns of Avis Budget Rental Car Funding’s third-party debt structure, making Avis Budget Rental Car Funding a variable interest entity.

•

AESOP Leasing’s equity investment in Avis Budget Rental Car Funding has been used by Avis Budget Rental Car Funding to help issue a loan to AESOP Leasing (the only asset of Avis Budget Rental Car Funding). Pursuant to ASC 810-55-22, this results in AESOP Leasing’s equity not being deemed at risk. Therefore, pursuant to ASC 810-10-15-14(a)(4), Avis Budget Rental Car Funding is considered a variable interest entity, but pursuant to ASC 810-55-22, we concluded that AESOP Leasing does not hold a variable interest in Avis Budget Rental Car Funding.

The adoption of ASU No. 2009-17 on January 1, 2010 did not change our consolidation conclusions with respect to Avis Budget Rental Car Funding as ASU No. 2009-17 did not amend ASC 810-10-55-22 and therefore did not change our conclusion that the Company does not hold a variable interest in Avis Budget Rental Car Funding. This is because we determined that the Company’s equity investment is deemed not to be at-risk and because the only risk that Avis Budget Rental Car Funding was designed to pass along to variable interest holders was the Company’s own credit risk. Therefore, pursuant to ASC 810-10-25-38A, the two characteristics that determine whether an enterprise holds a controlling financial interest have not been met. Specifically, the Company does not have an obligation to absorb losses or have the right to receive benefits of Avis Budget Rental Car Funding.

The above discussion is in response to the Staff’s question regarding the adoption of ASU No. 2009-17 given the facts and circumstances present as of January 1, 2010. However, the Company also wishes to provide the Staff with our consideration of ASC 810 to address a change in the facts and circumstances of Avis Budget Rental Car Funding that occurred during the first quarter 2010. Subsequent to the adoption of ASU No. 2009-17 on January 1, 2010, Avis Budget Group, Inc. established a new variable funding note program with a maximum capacity of $400 million of notes (“VFNs”) to be issued by Avis Budget Rental Car Funding to Avis Budget Group, Inc. to finance the purchase of vehicles. Avis Budget Group, Inc.’s investment in the VFNs of Avis Budget Rental Car Funding is on terms similar to other Avis Budget Rental Car Funding notes. The proceeds received by Avis Budget Rental Car Funding from the VFNs are then loaned to AESOP Leasing. As a result of Avis Budget Group, Inc.’s investment in Avis Budget Rental Car Funding debt securities during the first quarter 2010, we updated our accounting analysis of Avis Budget Rental Car Funding in accordance with the provisions of ASC 810, and determined that the Company continues to not be the primary beneficiary of Avis Budget Rental Car Funding for the following reasons:

•

Avis Budget Group, Inc.’s investment in Avis Budget Rental Car Funding debt securities did not change the accounting analysis discussed above that AESOP Leasing’s equity investment is not at-risk, since the only significant asset of Avis Budget Rental Car Funding continues to be the loan to AESOP Leasing, and the only significant source of variability continues to be the creditworthiness of the Company.

•

The Company determined that Avis Budget Group, Inc.’s investment in Avis Budget Rental Car Funding notes represents a variable interest in Avis Budget Rental Car Funding based on the guidance in 810-10-55-24, as the VFNs are not senior notes. However, as noted above, the sole significant source of variability is the Company’s performance on the loan. The addition of a related party debt instrument to the collection of interests and investments between Avis Budget Group, Inc. and its subsidiaries does not represent an introduction of a new source of variability.

•

The Company concluded that this related party transaction does not result in a change in the consolidation conclusion as the two characteristics, pursuant to ASC 810-10-25-38A, that determine whether an enterprise holds a controlling financial interest have not been met. Specifically, the Company would continue to not have an “obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity”.

We believe that our disclosure with respect to Avis Budget Rental Car Funding provides appropriate transparency to readers of our financial statements; however, in light of James L. Kroeker’s testimony before the House Subcommittee on May 21, 2010, we plan to provide enhanced disclosures with respect to our accounting analysis and resulting consolidation conclusions around Avis Budget Rental Car Funding prospectively, beginning with our Form 10-Q for the quarter ending June 30, 2010. Please see Attachment A for a marked version of our proposed disclosure.

Pursuant to your request, we are providing the following table which presents the contractual maturities of the related party vehicle-backed debt due to Avis Budget Rental Car Funding, which is included within vehicle-backed debt, as of December 31, 2009 (in millions):

	Due to Avis Budget Rental Car Funding	Other Vehicle- Backed Debt	Total Vehicle- Backed Debt
2010	$1,058	$495	$1,553
2011	567	181	748
2012	1,858	7	1,865
2013	150	—	150
2014	—	—	—
Thereafter	27	—	27

	$3,660	$683	$4,343

Note 26. Selected Quarterly Financial Data (unaudited), page F-61

5.	On an ongoing basis, please describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a) (3) of Regulation S-K.

RESPONSE

While we believe that the disclosures in our Notes to Consolidated Financial Statements provide appropriate visibility to the reader, in connection with the Staff’s comment and Item 302 (a) (3) of Regulation S-K, we will be enhancing our disclosures prospectively, beginning with our Form 10-K for the year ending December 31, 2010 to describe on an ongoing basis, in the Selected Quarterly Financial Data (unaudited) note in our Form 10-K filings, the effect of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the respective quarter. See Attachment B for a marked version of our proposed disclosure.

DEF 14A Proxy Statement

1.	Please confirm that in future filings the Company will disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718 in the Director Compensation Table.

RESPONSE

We confirm that, in future filings, we will disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718 in the Director Compensation Table.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-7938 should you require further information or have any questions.

Very truly yours,

/s/ David B. Wyshner
David B. Wyshner
Executive Vice President
and Chief Financial Officer

cc:	Securities and Exchange Commission
Kristin Shifflett
Margery Reich

Deloitte & Touche
Robert Morris
Lara Abrash

Avis Budget Group
Ronald L. Nelson

Avis Budget Group, Inc.

Attachment A

Illustrates Application of Response #4 to Debt Under Vehicle Programs and Borrowing Arrangements, as proposed for June 30, 2010 Form 10-Q

Avis Budget Rental Car Funding (AESOP) LLC. Avis Budget Rental Car Funding, an unconsolidated bankruptcy remote qualifying special purpose limited liability company, issues privately placed notes to investors as well as to banks and bank-sponsored conduit entities. Avis Budget Rental Car Funding uses the proceeds from its note issuances to make loans to a wholly-owned subsidiary of the Company, AESOP Leasing LP (“AESOP Leasing”) on a continuing basis. AESOP Leasing is required to use the proceeds of such loans to acquire or finance the acquisition of vehicles used in the Company’s rental car operations. By issuing debt through the Avis Budget Rental Car Funding program, Avis Budget has been paying a lower rate of interest than if the Company had issued debt directly to third parties. Avis Budget Rental Car Funding is not consolidated, as the Company is not the “primary beneficiary”. The Company determined that it is not the primary beneficiary of Avis Budget Rental Car Funding because the Company does not have the obligation to absorb the potential losses or receive the benefits of Avis Budget Rental Car Funding’s activities since the Company’s only significant source of variability in the earnings, losses or cash flows of Avis Budget Rental Car Funding is exposure to its own creditworthiness, due to its loan from Avis Budget Rental Car Funding. Because Avis Budget Rental Car Funding is not consolidated, AESOP Leasing’s loan obligations to Avis Budget Rental Car Funding are reflected as related party debt on the Company’s Consolidated Condensed Balance Sheets as of June 30, 2010 and December 31, 2009. The Company also recorded an asset within Assets under vehicle programs on its Consolidated Condensed Balance Sheets at June 30, 2010 and December 31, 2009, which represents securities issued to the Company by Avis Budget Rental Car Funding. AESOP Leasing is consolidated, as the Company is the “primary beneficiary” of AESOP Leasing; as a result, the vehicles purchased by AESOP Leasing remain on the Company’s Consolidated Condensed Balance Sheets. The Company determined it is the primary beneficiary of AESOP Leasing, as it has the ability to direct its activities, an obligation to absorb a majority of its expected losses and the right to receive the benefits of AESOP Leasing’s activities. AESOP Leasing’s vehicles and related assets, which approximate $XX billion and many of which are subject to manufacturer repurchase and guaranteed depreciation agreements, collateralize the debt issued by Avis Budget Rental Car Funding. The assets and liabilities of AESOP Leasing are presented on the Company’s Consolidated Condensed Balance Sheets within Assets under vehicle programs and Liabilities under vehicle programs, respectively. The assets of AESOP Leasing, included within Assets under vehicle programs (excluding the Investments in Avis Budget Rental Car Funding (AESOP) LLC– related party) are restricted. Such assets may be used only to repay the respective AESOP Leasing liabilities, included within Liabilities under vehicle programs, and to purchase new vehicles, although if certain collateral coverage requirements are met, AESOP Leasing may pay dividends from excess cash. The creditors of AESOP Leasing and Avis Budget Rental Car Funding have no recourse to the general credit of the Company. The Company periodically provides Avis Budget Rental Car Funding with non-contractually required support, in the form of equity and loans, to serve as additional collateral for the debt issued by Avis Budget Rental Car Funding. The Company also finances vehicles through other variable interest entities and partnerships, which are consolidated and whose assets and liabilities are included within Assets under vehicle programs and Liabilities under vehicle programs, respectively. The requirements of these entities include maintaining sufficient collateral levels and other covenants.

The business activities of Avis Budget Rental Car Funding are limited primarily to issuing indebtedness and using the proceeds thereof to make loans to AESOP Leasing for the purpose of acquiring or financing the acquisition of vehicles to be leased to the Company’s rental car subsidiaries and pledging its assets to secure the indebtedness. Because Avis Budget Rental Car Funding is not consolidated by the Company, its results of operations and cash flows are not reflected within the Company’s financial statements. Borrowings under the Avis Budget Rental Car Funding program primarily represent floating rate notes with a weighted average interest rate of X% and 2% as of June 30, 2010 and December 31, 2009, respectively.

During the six months ended June 30, 2010, the Company established a variable funding note program with a maximum capacity of $XXX million of notes to be issued by Avis Budget Rental Car Funding to the Company to finance the purchase of vehicles. These variable funding notes pay interest at X% and mature in March 2011. As of June 30, 2010, there were no outstanding amounts due to the Company from Avis Budget Rental Car Funding under the program; however, in the six months ended June 30, 2010, the Company earned interest income and incurred interest expense of $X million on these notes, which was eliminated in consolidation in the Company’s financial statements. As of June 30, 2010, the Company had an interest receivable of $X million from Avis Budget Rental Car Funding.

Avis Budget Group, Inc.

Attachment B

Illustrates Application of Response #5 to December 31, 2009 Form 10-K Note 26 Selected Quarterly Financial Data—(unaudited)

26.	Selected Quarterly Financial Data—(unaudited)

Provided below are selected unaudited quarterly financial data for 2009 and 2008.

The underlying diluted per share information is calculated from the weighted average common stock and common stock equivalents outstanding during each quarter, which may fluctuate, based on quarterly income levels, market prices and share repurchases. Therefore, the sum of the quarters’ per share information may not equal the total year amounts presented on the Consolidated Statements of Operations.

	2009
	First(a)(b)	Second(a)(c)	Third(d)	Fourth(a)(e)
Net revenues	$1,194	$1,312	$1,465	$1,160
Net income (loss)	(49)	(6)	57	(49)

Per share information:
Basic
Net income (loss)	$(0.48)	$(0.06)	$0.55	$(0.47)
Weighted average shares	101.8	102.2	102.3	102.3

Diluted
Net income (loss)	$(0.48)	$(0.06)	$0.54	$(0.47)
Weighted average shares	101.8	102.2	104.5	102.3

	2008
	First(a)	Second(f)	Third(a)(g)	Fourth(a)(h)
Net revenues	$1,445	$1,577	$1,701	$1,261
Net income (loss)	(12)	15	(1,006)	(121)

Per share information:
Basic
Net income (loss)	$(0.11)	$0.15	$(9.91)	$(1.20)
Weighted average shares	102.8	101.4	101.6	101.7

Diluted
Net income (loss)	$(0.11)	$0.15	$(9.91)	$(1.20)
Weighted average shares	102.8	101.4	101.6	101.7

(a)

As the Company incurred a loss from continuing operations for this period, all outstanding stock options, restricted stock units and warrants are anti-dilutive for such periods. Accordingly, basic and diluted weighted average shares outstanding are equal for such periods.

(b)

Net income for first quarter 2009 includes charges of $6 million ($3 million, net of tax) related to the Company’s restructuring initiatives (see Note 5—Restructuring Charges) and $1 million ($1 million, net of tax) for the impairment of an investment.

(c)	Net income for second quarter 2009 includes a charge of $8 million ($4 million, net of tax) related to the Company’s restructuring initiatives (see Note 5—Restructuring Charges).
(d)

Net income for third quarter 2009 includes $18 million ($11 million, net of tax) related to an adverse litigation judgment and $1 million ($1 million, net of tax) related to the Company’s restructuring initiatives (see Note 5—Restructuring Charges).

(e)

Net income for fourth quarter 2009 includes charges of $32 million ($19 million, net of tax) for the impairment of an investment and $5 million ($3 million, net of tax) related to the Company’s restructuring initiatives (see Note 5—Restructuring Charges).

(f)	Net income for second quarter 2008 includes $1 million ($1 million, net of tax) related to costs incurred with the Cendant Separation.
(g)

Net income for third quarter 2008 includes an impairment charge of $1,262 ($1,056 million, net of tax) (see Note 2—Summary of Significant Accounting Policies), a charge of $6 million ($4 million, net of tax) related to the Company’s restructuring initiatives (see Note 5—Restructuring Charges) and a charge of $5 million ($3 million, net of tax) for the settlement of a litigation claim.

(h)	Net income for fourth quarter 2008 includes a charge of $22 million ($13 million, net of tax) related to the Company’s restructuring initiatives (see Note 5—Restructuring Charges).